UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For The Fiscal Year Ended December 31, 2016

OR

¬	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from            to

Commission file number 000-19860

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOLASTIC CORPORATION
557 Broadway,
New York, New York 10012

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2016 and 2015 and Year ended December 31, 2016

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of the Board of Directors of Scholastic Corporation,

We have audited the accompanying statements of net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Scholastic Corporation 401(k) Savings and Retirement Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

New York, NY
June 2, 2017

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (Amounts in thousands)

	December 31,
	2016	2015
ASSETS
Investments, at fair value	$377,579	$355,404

Receivables
Other receivables	$49	$39
Notes receivable from participants	7,569	7,617
Total receivables	$7,618	$7,656

Total assets	$385,197	$363,060

LIABILITIES
Accrued expenses	$(52)	$(81)

Total liabilities	$(52)	$(81)

Net assets available for benefits	$385,145	$362,979

See accompanying notes

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Amounts in thousands)

December 31, 2016

Additions:
Interest and dividend income	$6,123

Net appreciation in fair value of investments	21,599

Contributions:
Participants	20,377
Employer match, net of forfeitures	7,136
Rollovers	2,070
Total contributions	29,583

Net additions	57,305

Deductions:
Distributions to participants	(34,551)
Fees, net of forfeitures	(588)
Total deductions	(35,139)

Net increase	22,166

Net assets available for benefits:
Beginning of year	362,979

End of year	$385,145

See accompanying notes

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

GENERAL

The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 2014 and as thereafter amended (the “Plan”), is a defined contribution plan sponsored by Scholastic Corporation (the “Company”). The Plan is administered by the Retirement Plan Committee of the Board of Directors of the Company, which has delegated certain responsibility and authority to an Administrative Committee composed of members of senior management of the Company. Fidelity Management Trust Company serves as Trustee for the Plan (the “Trustee”). In addition, Fidelity Institutional Retirement Services Company provides administrative and recordkeeping services on behalf of the Plan. Investment products offered during the plan years ended December 31, 2016 and 2015 to participants under the Plan (“Participants”), other than the Company’s common stock (“Company Stock”), were provided by the Vanguard Group, Inc., Fidelity Investments and several other mutual fund companies. The Plan is an employer plan qualified under Section 401(a) of the Internal Revenue Code, as amended (the “Code”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan’s fiscal year (“Plan Year”) is the twelve-months ended December 31. This description of the Plan provides only general information and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan’s documents for a more complete description of the Plan’s provisions, copies of which are available from the Company.

ELIGIBILITY

Employees eligible to enroll in the Plan include all employees of the Company and its domestic subsidiaries (other than “leased” employees) who have attained the age of 18 (“Eligible Employees”), except those the Company has designated as temporary employees, are eligible after a six month period of service. Eligible Employees may enroll in the Plan on any business day after they become eligible to participate in the Plan. After 90 days of employment, Eligible Employees (except temporary employees), who have not otherwise elected to enroll in the Plan, are automatically enrolled at a 3% contribution rate, as soon as administratively feasible, and the Plan provides for automatic subsequent pre-tax contribution increases of 1% each calendar year on October 1 for Participants whose pre-tax contribution deferral rate is less than 6%. The Plan permits Eligible Employees to opt-out of the automatic enrollment program and the automatic contribution increase provisions of the Plan.

PARTICIPANT CONTRIBUTIONS

As approved by the Retirement Plan Committee and subject to the provisions of the Code, Eligible Employees may contribute during the Plan Year at the Participant’s election into any of the Plan’s fund options, in pre-tax and/or after-tax compensation dollars (“Compensation Contributions”), provided that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

Pre-tax Contributions: Pre-tax contributions are limited to the lesser of 50% of annual salary, overtime, bonuses and commissions (“Compensation”), subject to the requirements of the Code, or $18,000 for the Plan Year ended December 31, 2016. Eligible Employees whose Compensation is in excess of $120,000 in the prior year (“Highly Compensated Employees”) are limited to the lesser of 7% of their annual Compensation or $18,000 for the Plan Year ended December 31, 2016. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

After-tax Contributions: After-tax contributions are limited to 50% of annual Compensation, subject to the requirements of the Code. Highly Compensated Employees are limited to a contribution of 7% of their annual Compensation. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

Catch-up Contributions: All Participants who are at least age 50 or who will reach age 50 during the calendar year have the option to make additional pre-tax contributions of up to $6,000.

Rollover Contributions: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an “eligible rollover plan” that meets the requirements of the Code at the time of the transfer (“Rollover Contributions”).

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

EMPLOYER CONTRIBUTIONS

Under the Plan, the Company contributes a percentage of each Participant’s Compensation (“Matching Contributions”). The Company’s contributions for the benefit of the Participants are made in cash in an amount equal to a percentage of the Participant’s pre-tax contributions in each payroll period. For the Plan Year ended December 31, 2016, the Company contributed an amount equal to 50% of a Participant’s pre-tax contributions, up to a maximum amount equal to 6% of the Participant’s annual Compensation. Catch-up contributions are not eligible for Company Matching Contributions. Total Participant Plan contributions, including Matching Contributions, are limited to the lesser of 100% of the Participant’s Compensation, or $53,000. Catch-up contributions are not counted towards this limit.

VESTING

Participants are immediately vested in their before tax and after tax Compensation Contributions and Rollover Contributions. Matching Contributions vest at the rate of 20% per year of service by a Participant. A Participant becomes 100% vested in all Matching Contributions after either five years of credited service, or upon death or disability while employed, or upon reaching age 65.

FORFEITURES

Upon termination of employment, Participants forfeit their unvested matching contributions balance. Forfeitures by Participants of unvested matching contributions (“Forfeitures”) were used to offset Matching Contributions for other Participants and to pay for Plan expenses. For the Plan Year ended December 31, 2016, Matching Contributions were reduced by approximately $193,000 from Forfeitures. Plan level expenses for recordkeeping and investment advisory services of approximately $238,000 for the Plan Year 2016 were paid from Forfeitures. At December 31, 2016 and December 31, 2015, there were Forfeitures of approximately $60,000 and approximately $24,700, respectively, available to reduce future Matching Contributions and pay Plan expenses.

PARTICIPANT ACCOUNT DISTRIBUTIONS

A Participant’s account under the Plan may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement at the Participant’s election. On a daily basis, a Participant, for any reason, may withdraw all or a portion of his or her after-tax contributions. All distributions from the Plan are in cash or, if elected by the Participant, in whole shares of Company Stock, to the extent that the Participant is invested in Company Stock. In the event of attainment of age 59-1/2, a Participant may withdraw his or her entire vested balance during employment. At December 31, 2016 and 2015, all withdrawals requested by Participants had been paid.

In the event of a hardship, a Participant may withdraw during employment such portion of his or her account needed to meet such hardship. In addition, once each Plan Year, Participants may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000. In no event may a Participant have more than one loan outstanding for the purchase of a principal residence or more than two outstanding loans at any time. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions over a period not to exceed five years, except for certain loans made to purchase a Participant’s principal residence, which may be repaid over a period of up to ten years pursuant to the Code. Upon termination, outstanding loan balances that are not repaid by the Participant are treated as a taxable distribution to the Participant.

PLAN EXPENSES

Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the funds (commissions, management fees, etc.) are paid out of investor assets and are, therefore, netted in realized and unrealized appreciation in fair value of investments in the statements of changes in net assets available for benefits. Plan level expenses are paid for by the Company or the Participants.

COMPANY STOCK FUND

The Plan offers Company Stock as an investment choice in the Plan. Dividends are paid and then reinvested in Company Stock.
Each Participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a Participant.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared in conformity with US generally accepted accounting principles (“US GAAP”). Purchases and sales of investment securities are recorded at fair value on the trade date.

USE OF ESTIMATES

The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
PAYMENT OF BENEFITS

Benefits are recorded when paid.

VALUATION OF INVESTMENTS

Mutual funds are valued at quoted market prices which are based on the Net Asset Value (the "NAV") of shares held. Collective investment trust funds held by the Plan are valued at the NAV of shares held which is based on the value of underlying assets. The Fidelity Managed Income Portfolio II fund, a pooled stable value fund (the "Stable value fund") is valued at NAV of shares held by the Plan at the reporting date. Investments in Company Stock are recorded at fair value with the closing price as quoted on the NASDAQ Stock Market on the valuation date. Investments in the money market fund are recorded at fair value, which is based on quoted market prices.

Purchases and sales of investments are reflected on a trade-date basis. Dividend income is reported on the ex-dividend date while interest income is recorded as earned on an accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES RECEIVABLE FROM PARTICIPANTS

Notes receivable from Participants represents the Participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from Participants is recorded when it is earned. Related Fees in connection with obtaining a loan are paid by Participants. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a Participant ceases to make loan repayments and the Plan administrator deems the Participant loan to be a distribution, the Participant loan balance is reduced to zero and a benefit payment is recorded.

3. INVESTMENTS

Investments held by the Plan are valued at the NAV of shares held or at the closing price as quoted on the NASDAQ Stock Market on the valuation date or based on quoted market prices. (see Note 2).
A Collective investment trust fund is an investment vehicle similar to a mutual fund but is available only to qualified retirement plans, and uses a targeted maturity approach as a strategy to meet Participants’ objectives. The twelve Collective investment trust funds held by the Plan are invested in index funds, using a balanced asset allocation strategy designed for Participants planning to retire within a few years of the respective fund's target year. The Plan’s investments in the Collective investment trust funds are not subject to any withdrawal or redemption restrictions.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

The Stable value fund is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at NAV. Certain events may limit the ability of the Plan to transact at NAV with the issuer. The Stable value fund includes restrictions on liquidating the fund under certain circumstances, in which event it could take up to twelve months to liquidate the Plan’s holdings in that fund. The Plan administrator does not believe that the Plan’s Participants would be subject to any event that would limit the Plan’s ability to transact at NAV.
4. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. US GAAP establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value. The fair value hierarchy prioritizes the inputs, which refer to assumptions that market participants would use in pricing an asset or liability, based upon the highest and best use, into three levels as follows:

•	Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 Observable inputs other than unadjusted quoted prices in active markets for identical assets or liabilities, such as:

◦	Quoted prices for similar assets or liabilities in active markets

◦	Quoted prices for identical or similar assets or liabilities in inactive markets

◦	Inputs other than quoted prices that are observable for the asset or liability

◦	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	Level 3 Unobservable inputs in which there is little or no market data available, which are significant to the fair value measurement and require the company to develop its own assumptions.

There have been no changes in the valuation methodologies used as of December 31, 2016 and 2015 (see Note 2).

The tables below sets forth the Plan investments carried at fair value as of the dates indicated:

	Assets at Fair Value as of December 31, 2016 (in thousands)
	Level 1	Level 2	Level 3	Total
Mutual funds	163,659	—	—	163,659
Scholastic Corporation Common Stock	11,383	—	—	11,383
Money market fund	58	—	—	58
Investments in the fair value hierarchy	175,100	—	—	175,100

Collective investment trust funds				174,405
Stable value fund				28,074
Total assets at fair value				$377,579

	Assets at Fair Value as of December 31, 2015 (in thousands)
	Level 1	Level 2	Level 3	Total
Mutual funds	159,944	—	—	159,944
Scholastic Corporation Common Stock	9,186	—	—	9,186
Money market fund	26	—	—	26
Investments in the fair value hierarchy	169,156	—	—	169,156

Collective investment trust funds				158,564
Stable value fund				27,684
Total assets at fair value				$355,404

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

5.	TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service dated October 29, 2014, covering all of the amendments executed through January 3, 2014 and stating that the Plan is qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was further amended. The Plan, as amended, is required to operate in conformity with the Code in order to maintain its qualification. The Plan administrator believes that the Plan is being operated, in all material respects, in accordance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The Plan administrator evaluates uncertain tax positions taken by the Plan, and the financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions.

6.	PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board of Directors, subject to the provisions of ERISA. Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each Participant shall become fully vested and non-forfeitable and shall be distributed to the Participants.

7.	RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the Statements of net assets available for benefits.

8.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016 and 2015 (in thousands):

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$385,145	362,979
Other, net	3	42
Net assets available for benefits per Form 5500	$385,148	$363,021

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2016 to the Form 5500 (in thousands):

December 31, 2016
Changes in net assets available for benefits per the financial statements	22,166
Change in other, net	(38)
Changes in net assets available for benefits per Form 5500	22,128

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

9. RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by the Trustee and are considered related parties as well as parties-in-interest. All investment transactions with such parties-in-interest qualify as party-in-interest transactions and are exempt from the prohibited transactions rules. Fees incurred by the Plan for the investment management services, including administrative services, were approximately $538,000 for the Plan Year ended December 31, 2016. Plan level expenses for recordkeeping and investment advisory services paid from Forfeitures were approximately $238,000 for the Plan Year ended December 31, 2016.

At December 31, 2016 and 2015, the Plan had approximately $11,383,000, or 3.0%, and approximately $9,186,000, or 2.6%, respectively, of its total net assets invested in Company Stock.

Supplemental Schedule

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
EIN #13-3385513 Plan #004
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Amounts in thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Number of Shares	Cost	Current Value
American Beacon	American Beacon Small Capital Value Fund Institutional	228.9	**	$6,325
American Funds	American Funds Washington Mutual Investors Fund R6	497.9	**	20,395
Artisan	Artisan Mid Capital Fund Institutional	476.3	**	18,622
Vanguard	Vanguard Target Retirement Income Trust II	110.9	**	3,469
Vanguard	Vanguard Target Retirement Trust II 2010	113.2	**	3,272
Vanguard	Vanguard Target Retirement Trust II 2015	337.6	**	9,819
Vanguard	Vanguard Target Retirement Trust II 2020	848.8	**	24,470
Vanguard	Vanguard Target Retirement Trust II 2025	1,092.3	**	30,978
Vanguard	Vanguard Target Retirement Trust II 2030	1,092.2	**	30,341
Vanguard	Vanguard Target Retirement Trust II 2035	922.5	**	25,682
Vanguard	Vanguard Target Retirement Trust II 2040	875.4	**	24,819
Vanguard	Vanguard Target Retirement Trust II 2045	364.4	**	10,335
Vanguard	Vanguard Target Retirement Trust II 2050	288.3	**	8,213
Vanguard	Vanguard Target Retirement Trust II 2055	63.2	**	2,413
Vanguard	Vanguard Target Retirement Trust II 2060	19.8	**	594
Fidelity*	Fidelity Management Income Portfolio Fund II	28.1	**	28,074
T. Rowe Price	T. Rowe Price Institutional Large Capital Core Growth	782.6	**	21,758
Vanguard	Vanguard Total Bond Market Index Fund Institutional	1,337.1	**	14,240
Vanguard	Vanguard Institutional Index Fund	279.8	**	57,039
Vanguard	Vanguard Small-Cap Growth Index Fund Institutional	277.3	**	10,390
Vanguard	Vanguard Total International Stock Index Fund Institutional	135.8	**	13,381
Vanguard	Vanguard Mid-Cap Value Index Admiral	30.0	**	1,509
Scholastic Corporation*	Company Stock	239.6	**	11,383
Fidelity*	Fidelity Cash Reserve	58.0	**	58
Total investments at fair value				$377,579
Participant loans*	Prime + 0.5% Interest Rate; Repayment Terms: one to ten years	n/a	n/a	7,569
				$385,148

* Indicates party-in-interest to the Plan
** Not required as the investment is Participant-directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Scholastic Corporation, the Plan administrator of the Scholastic Corporation 401(k) Savings and Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN

Date: June 2, 2017	/s/ Gil A. Dickoff

Senior Vice President and Treasurer

Exhibits/Index

Exhibit No.	Document
23.1	Consent of Independent Registered Public Accounting Firm